Exhibit 4.73

FOURTH SUPPLEMENTAL LETTER

To:	Aral Sea Shipping S.A. 80 Broad Street Monrovia Liberia
- and -
Box Ships Inc. Trust Company Complex Ajeltake Road Ajeltake Island Majuro MH 96960 The Marshall Islands
From:	UniCredit Bank AG 7 Heraklitou Street 106 73 Athens Greece

Dear Sirs
 17 December 2014

Loan Agreement dated 17 May 2011 (as amended and supplemented by three supplemental letters dated 27 October 2011, 8 February 2013 and 27 June 2013, respectively (together, the "Supplemental Letters") and a side letter dated 27 June 2013, the "Loan Agreement") made between Aral Sea Shipping S.A. as borrower and UniCredit Bank AG as lender (the "Lender") in respect of a loan facility of (originally) up to Thirty two million eight hundred thousand Dollars ($32,800,000)

We refer to the Loan Agreement.

We also refer to the guarantee dated 17 May 2011 (as amended and supplemented by the Supplemental Letters, the "Guarantee") made between (i) Box Ships Inc. as guarantor (the "Guarantor") and (ii) the Lender.

Words and expressions defined in the Loan Agreement and the Guarantee shall have the same meanings when used in this Letter and for the purposes of this Letter:

"Effective Date" means the date on which the conditions precedent listed in paragraph 4 are satisfied;

"Group Lenders" means the entities (other than the Lender) providing financing or re-financing to members of the Group secured on a Fleet Vessel and, in the singular means, any of them; and

"Mortgage Addendum" means an addendum to the Mortgage in an Agreed Form.

"Second Accounts Pledge Amendment" means a second amendment to the Accounts Pledge executed or to be executed between the Borrower as pledgor and the Lender as pledgee in the Agreed Form.

Pursuant to:

a)	discussions between us in which you have requested our consent to amend the financial covenants set out in clause 12.3 of the Guarantee, the terms of repayment of the Loan, the corporate undertakings and the Margin set out in the Loan Agreement,
b)	we hereby (subject to the terms set out in this Letter) confirm our consent and agree as follows:
1	Specific Amendments to Loan Agreement.
The Loan Agreement shall on and from the Effective Date be amended as follows:
(a)	by deleting the definitions of "Accounts Pledge", "Approved Broker" and "Margin" in Clause 1.1 thereof in their entirety and replacing them with the following new definitions:
""Accounts Pledge" means a deed creating security in respect of the Earnings Account and the Retention Account as amended and supplemented by the Accounts Pledge Amendment and the Second Accounts Pledge Amendment;";
"Approved Broker" means any of Arrow Valuations Ltd, Braemar Seascope Limitied, Fearnleys AS, H. Clarkson & Co., Galbraiths Ltd., Maersk Brokers and Platou Shipbrokers AS, and Simpson Spence & Young, or any other reputable sale and purchase broker, experienced in the container trade approved by the Lender, and in plural means all of them; and
"Margin" means:
(a)	from the date of this Agreement and up to the Effective Date and subject to Clause 4.12:
(i)	subject to the Asset Cover Ratio being at least 130 per cent.:
(A)	at any time the Ship is operating under the Approved Charter, 2.80 per cent. per annum; and
(B)	at all other times, 3 per cent. per annum; or
(ii)	at any time, the Asset Cover Ratio is lower than 130 per cent., 4.5 per cent. per annum; and
(b)	on and from the Effective Date and at all times thereafter, 3 per cent. per annum;";
(b)	by inserting the following new definitions of "Effective Date", "Extension Date", "Group Lenders", "Pro-rata Prepayment" and "Second Waiver Period" in Clause 1.1 thereof in correct alphabetical order:
""Effective Date" has the meaning given to such term in the fourth supplemental letter dated 17 December 2014 and made between (inter alios) the Borrower and the Lender;
"Extension Date" means a date on which the Lender determines, on the basis of evidence which is certified as to its accuracy by a director or officer of the Guarantor and is setting out a description of all relevant terms and conditions, that the Guarantor and the relevant members of the Group have entered into legally binding documentation with all Group Lenders pursuant to which the provisions, ratios and financial covenants applicable to those members of the Group under their financing arrangements with the Group Lenders which are equivalent to the provisions, ratios and financial covenants set out in Clause 14.1 and clause 12.3 of the Guarantee, have been waived or amended on terms which are more favourable to the members of the Group than those under the Finance Documents;

"Group Lenders" means the entities (other than the Lender) providing financing or re-financing to members of the Group secured on a Fleet Vessel and, in the singular means, any of them;
"Pro-rata Prepayment" means a prepayment of the Loan by the Borrower in an amount which is pro-rata to the amounts prepaid under the financing arrangements of the Group with the Group Lenders after the Effective Date, provided that if no such prepayment is made under the financing arrangements of the Group with any Group Lender, no prepayment of the Loan shall be required to be made by the Borrower;
"Second Accounts Pledge Amendment" means a second amendment to the Accounts Pledge executed or to be executed by (i) the Borrower as pledgor and (ii) the Lender as pledgee in an Agreed Form; and
"Second Waiver Period" means, subject to Clause 14.1, the period commencing on 1 January 2014 and ending on 30 June 2015 (inclusive);";
(c)	by inserting the following new Clause 7.12 after the existing Clause 7.11 thereof:
"7.12	Deferral of instalments. Subject to the following terms and conditions, the Borrower may defer payment of no more than four of the repayment instalments falling due within the period commencing on 1 January 2016 and ending on 31 December 2016 during the course of the Security Period:
(a)	the Lender must receive not less than 10 Business Days' written notice, expiring on the Repayment Date on which the repayment instalment would otherwise have fallen due, of the Borrower's intention to defer payment of such Repayment Instalment (the "Deferred Repayment Instalment");
(b)	no Event of Default shall have occurred on the date of the notice set above and on the Repayment Date on which the Deferred Repayment Instalment would have fallen due had it not been deferred; and
(c)	any Deferred Repayment Instalment shall be repaid together with the balloon instalment due on the final Repayment Date."; and
(d)	by deleting sub-paragraphs (g) and (h) of Clause 11.3 thereof and replacing them with the following sub-paragraphs:
"(g)	permit the shares of the Guarantor to cease to be listed on an exchange operated by the New York Stock Exchange, NASDAQ, OMX, OTC markets or OTC Bulletin Board provided that such exchange has been approved by all the Group Lenders;
(h)	acquire any vessel other than the Ship; or
(i)	declare or pay any dividend or effect any other form of distribution during the Second Waiver Period or while any Deferred Repayment Instalment remains outstanding.";
(e)	by deleting the hanging paragraph in Clause 14.1 thereof in its entirety and replacing it with the following new hanging paragraph:
"is below:
(i)	110 per cent. during the Waiver Period; and
(ii)	120 per cent. at all times other than during the Waiver Period and the Second Waiver Period,

of the aggregate of the Loan and the Swap Exposure,
Provided that if a waiver or an amendment favourable to the Group has been agreed between the Guarantor, other members of the Group and any Group Lenders in respect of those provisions under the financing arrangements with the Group Lenders which are equivalent to the provisions of this Clause 14, the Second Waiver Period shall be deemed, for the purposes of this Clause 14 only, to be extended to the first date on which any such waiver or amendment expires (the "First Date"), subject to the following conditions:
A.	an Extension Date having occurred;
B.	any Pro-rata Prepayment having been made;
C.	the relevant members of the Group having constituted in favour of the Lender additional security of the same type and value as any additional security granted by that or those members of the Group to any Group Lender after the Effective Date; and
D.	the relevant members of the Group having provided to the Lender any additional undertakings equivalent to those agreed between that or those members of the Group and any Group Lender after the Effective Date,
Provided further that if as a result of the granting of any new waivers or amendments or the extension of the applicable period of an existing waiver or amendment the date on which the waiver or amendment favourable to the Group expires after the First Date, then all references in the proviso to the "First Date" shall be construed as references to the first date on which such waivers or amendments expire and the fulfilment of the conditions set out under paragraphs A. to D. shall be each time determined by reference to the facts and circumstances occurring after the First Date or (as the case may be) the first date on which each further waiver or amendment expires."; and
(f)	by inserting after Clause 19.5 thereof the following new Clause:
"19.6 Waiver fee. The Borrower shall pay to the Lender a non-refundable waiver fee equal to $50,000 on the final Repayment Date.".
3	Specific Amendments to the Guarantee.
The Guarantee shall on and from the Effective Date be amended as follows:
(a)	by inserting the following new Clause 11.15 after the existing Clause 11.14 thereof:

"11.15 Negative pledge on cash. Without prejudice to any other provision of this Guarantee, the Guarantor shall not, and shall procure that none of its subsidiaries will, create or permit to arise any Security Interest over cash or balances in an account except cash or balances in (i) earnings accounts or operating accounts held by members of the Group to which the earnings of Fleet Vessels are paid and (ii) retention accounts in the name(s) of those members of the Group, in amounts not exceeding the minimum amounts required for the relevant member of the Group to comply with its retention and minimum liquidity requirements to Group Lenders or to make the next scheduled payment of principal and interest or to pay the operating expenses of the relevant Fleet Vessel in the ordinary course of business.";

(b)	by deleting sub-paragraph (d) of Clause 12.2 thereof in its entirety and by replacing it with the following sub-paragraph:

"(d)	cause the shares of the Guarantor to cease to be listed on an exchange operated by the New York Stock Exchange, NASDAQ, OMX, OTC markets or OTC Bulletin Board provided that such exchange has been approved by all the Group Lenders;";

(c)	by deleting Clause 12.3 thereof in its entirety and by replacing it with the following new Clause:
"12.3	Financial Covenants. The Guarantor shall ensure that at all times:
(a)	during:
(i)	the Second Waiver Period, there is available to the Guarantor and all the other members of the Group an amount equal to the higher of (A) an amount of not less than $500,000 per Fleet Vessel and (B) $5,000,000 (including, for the avoidance of doubt, any amount standing to the credit of the Retention Account which has been transferred thereto in accordance with Clause 17.2 of the Loan Agreement or any other restricted account which is not pledged) in Liquid Assets of which all amounts in respect of the Ship shall be held in the Retention Account, provided that if the Lender determines that the relevant amounts in the equivalent provisions of the financing arrangements of members of the Group with a Group Lender are higher than the amounts set out in this Clause 12.3(a), such higher amounts will apply; and
(ii)	the period commencing thereafter, there is available to the Guarantor and all the other members of the Group an amount equal to the higher of (A) an amount of not less than $750,000 per Fleet Vessel and (B) $8,000,000 (including, for the avoidance of doubt, any amount standing to the credit of the Retention Account which has been transferred thereto in accordance with Clause 17.2 of the Loan Agreement or any other restricted account which is not pledged) in Liquid Assets of which all amounts in respect of the Ship shall be held in the Retention Account, provided that if the Guarantor provides evidence acceptable to the Lender that the relevant amounts in the equivalent provisions of the financing arrangements of members of the Group with a Group Lender are lower than the amounts set out in this Clause 12.3(a), then:
(1)	the higher of (aa) $500,000 and (bb) the amount agreed with such Group Lender on a per Fleet Vessel basis, will apply with respect to (ii)(A) above; and
(2)	the higher of (aa) $5,000,000 and (bb) the amount agreed with such Group Lender on an aggregate basis, will apply with respect to (ii)(B) above;
(b)	the Leverage Ratio shall not exceed:

(i)	during the period from the date of this Guarantee up to the commencement of the Waiver Period, 0.65:1;
(ii)	during the Waiver Period, 0.85:1;
(iii)	during the Second Waiver Period, 0.80:1; and
(iv)	at all times thereafter, 0.65:1,
Provided that if the Lender determines that the relevant covenants of the financing arrangements of members of the Group with all Group Lenders provide for ratios which are higher than the Leverage Ratio set out in this Clause 12.3(b), the lower of such higher ratios will apply (the "Adjusted Ratio") for as long as such ratio remains applicable under the financing arrangements agreed at that time with the relevant Group Lender (the "Applicable Period") (following which the ratio applicable under this Clause 12.3(b) shall revert to 0.65:1) subject to the following conditions:
A.	an Extension Date having occurred;
B.	any Pro-rata Prepayment having been made;
C.	the relevant members of the Group having constituted in favour of the Lender additional security of the same type and value as any additional security granted by that or those members of the Group to any Group Lender after the Effective Date; and
D.	the relevant members of the Group having provided to the Lender any additional undertakings equivalent to those agreed between that or those members of the Group and any Group Lender after the Effective Date,
Provided further that if as a result of the granting of any new amendments after the expiry of the Applicable Period one or more ratios apply which are higher than 0.65:1 or the Applicable Period is extended, then all references in the proviso to the "Adjusted Ratio" shall be construed as references to the lower of such new ratios, all references in the proviso to the "Applicable Period" shall be construed as references to the Applicable Period as extended or (as the case may be) to the period during which the lower of such new ratios applies and the fulfilment of the conditions set out under paragraphs A. to D. shall be each time determined by reference to the facts and circumstances occurring after the expiry of the Applicable Period or (as the case may be) the expiry of each subsequent applicable period; and
(c)	the ratio of Total Debt to EBITDA on a trailing 12-month basis shall not exceed 5:1, at any time up to the Effective Date (it being agreed that this ratio shall not apply at any time thereafter)"; and
(d)	by inserting in the form of compliance certificate set out in the schedule to the Guarantee the following new penultimate paragraph:
"The Guarantor represents that neither the Guarantor nor any other member of the Group has agreed with any Group Lender any financial covenants which are more favourable to a lender than the financial covenants set out in the Guarantee.".
Save for the above amendments and any consequential changes, all of the other provisions of the Loan Agreement and the Guarantee shall continue to remain in full force and effect.
4	Conditions Precedent. The agreement of the Lender to the amendments to the Loan Agreement and the Guarantee contained in paragraphs 1 and 2 above is subject to the fulfilment of the following conditions precedent which shall have been received by the Lender in all respects in form and substance satisfactory to the Lender and its lawyers on or before the Effective Date:
(a)	documents of the kind specified in Schedule 2, Part A, paragraphs 3, 4 and 5 of the Loan Agreement (as amended and supplemented) updated with appropriate modifications to refer to this Letter;

(b)	an original of this Letter duly executed by the Borrower and the other Security Parties signing the acknowledgement to it confirming their agreement to the terms and conditions of the same;
(c)	evidence acceptable to the Lender that all the Group Lenders have consented to at least equal amendments to the provisions, ratios and financial covenants applicable to members of the Group under their financing arrangements with the Group Lenders as those set out in this Letter;
(d)	evidence acceptable to the Lender, that the Borrower has made a prepayment of the Loan in the amount of $3,000,000 which has been applied against the 15th, 16th, 17th and 18th instalments due under Clause 7.1 of the Loan Agreement;
(e)	evidence that the Mortgage Addendum has been duly executed and registered;
(f)	the Second Accounts Pledge Amendment duly executed; and
(g)	any further opinions, consents, agreements and documents in connection with this Letter and the Finance Documents which the Lender may request by notice to the Borrower.
5	Amendments in the Finance Documents. We further confirm that the Loan Agreement and the Finance Documents (as defined therein) shall be amended (with effect from the date of this Letter) as follows:

(h)	by construing all references throughout the Loan Agreement to "this Agreement" and all references in the Finance Documents (other than the Loan Agreement) to the "Loan Agreement" as references to the Loan Agreement as amended and supplemented by this Letter;
(i)	by construing all references to the "Finance Documents" in the Loan Agreement and each of the other Finance Documents as references to the Finance Documents as amended and supplemented by this Letter; and
(j)	by construing all references to the "Mortgage" in the Loan Agreement and each of the other Finance Documents as references to the Mortgage as amended and supplemented by the Mortgage Addendum.
6	Notices. Clause 27 (Notices) of the Loan Agreement shall extend and apply to this Letter as if the same were (mutatis mutandis) herein expressly set forth.

7	Governing Law. This Letter shall be governed by and construed in accordance with English law and Clause 29 (Law and Jurisdiction) of the Loan Agreement shall extend and apply to this Letter as if the same were (mutatis mutandis) herein expressly set forth.

Please confirm your acceptance to the foregoing terms by signing the acceptance at the foot of this Letter.

Yours faithfully

/s/ Nikolaos Tzoumakas	/s/ Anastasia Kerpinioti
Nikolaos Tzoumakas	Anastasia Kerpinioti

for and on behalf of
UNICREDIT BANK AG

We hereby acknowledge receipt of the above Letter and confirm our agreement and acceptance to the terms thereof.

/s/ Robert Perri
Robert Perri

Attorney-in-Fact
for and on behalf of
ARAL SEA SHIPPING S.A.

Date: 17 December 2014

/s/ Robert Perri	/s/Aikaterini Iliopoulou
Robert Perri	Aikaterini Iliopoulou

Attorneys-in-Fact for and on behalf of BOX SHIPS INC.	for and on behalf of
BOX SHIPS INC.

Date: 17 December 2014

We hereby confirm and acknowledge that we have read and understood the terms and conditions of the above Letter and agree in all respects to the same and confirm that the Finance Documents (as that term is defined in the Loan Agreement) to which we are a party shall remain in full force and effect and shall continue to stand as security for the obligations of the Borrower under the Loan Agreement (as amended and supplemented by this Letter), the Master Agreement and the other Finance Documents.

/s/ George Skrimizeas
George Skrimizeas

Director
for and on behalf of
ALLSEAS MARINE S.A.

Date: 17 December 2014